

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 28, 2006

<u>Via U.S. Mail and Fax (703) 902-2877</u>

Mr. Thomas R. Kloster, Chief Financial Officer
Primus Telecommunications Group, Inc.
7901 Jones Branch Road, Suite 900
McLean, VA 22102

> **RE: Primus Telecommunications Group, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed on March 16, 2006**
> **Form 10-Q for the period ended September 30, 2006**
> **Filed on November 9, 2006**

Dear Mr. Kloster:

   We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in the future filing. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1

Form 10-K for the year ended December 31, 2005

1. Expand the discussion of the valuation of long-lived assets in the Critical Accounting Policies section at page 43 of your Form 10-K. You should address the specific uncertainties associated with the methods, assumptions, or levels of judgment utilized in estimating the fair value of tangible and intangible assets. Also describe how the impairment of goodwill is evaluated and measured under the provisions of SFAS 142. Provide quantitative information where practicable to demonstrate the sensitivity of your estimates to change.

Form 10-Q for the period ended September 30, 2006

Notes to Consolidated Condensed Financial Statements

Note 5. Assets Impairment, page 15

2. We note that during first half of 2006 you adjusted the carrying value of long-lived assets including property and equipment, intangible assets and goodwill to their estimated fair value and recorded an impairment write-down of $209.4 million. Please provide us with a detailed analysis of the factors, estimates and assumptions you considered in the evaluation of the recoverability of long-lived assets and intangible assets during the period ended June 30, 2006. Your response should specifically address how you met the requirements of SFAS 144 and SAFS 142 during the period ended June 30, 2006 and why you believe that the impairment write-down was not necessary during the fiscal year 2005.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR. You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director